

May 20, 2011

By U.S. Mail and Facsimile to: (203) 719-0680

John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re:** **UBS AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Form 6-K furnished May 4, 2010**
> **Form 6-K furnished July 27, 2010**
> **File No. 001-15060**

Dear Mr. Cryan:

We have reviewed your response to our letter dated January 18, 2011 and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   Please refer to comment 4 in our letter dated January 18, 2011. Please provide us the information regarding the amount of assets and revenues relating to contacts in Iran, Syria, Sudan and Cuba for 2008 and 2009, and for the period since the close of fiscal 2010, requested in the comment.

2.   Please discuss for us the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (and the corresponding Iranian Financial Sanctions

Regulations) with respect to maintaining accounts for Iranian parties. If these sanctions are applicable, please discuss how they are expected to impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

Exhibits, page 21

Exhibit 4.1

3.   We note your response to comment 6 in our letter dated January 18, 2011. Please confirm that if and when Exhibit E is unsealed, you will refile the Deferred Prosecution Agreement in its entirety.

Closing Comments

        You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        Michael Seaman
                                        Special Counsel